

05042051

SO

SECURITIES ... Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-48145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADELPHIA CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 MADISON AVE 6TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER N CHRISTOS 212 755-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN P COMPARATO CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 588 (Address) STONY BROOK (City) NY (State) 11790 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 05 2005 THOMSON FINANCIAL

SEC RECEIVED MAY 02 2005 WASH, D.C. 185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10 5/5

Apr 26 05 12:39p JOHN COMPARATO 631-689-0400 p.2

OATH OR AFFIRMATION

I, PETER N. CHRISTOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADELPHIA CAPITAL LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARNOLD P. KLING
Notary Public, State of New York
No. 31-4805162
Qualified in New York County
Commission Expires March 30, 2006



Signature

CEO

Title



4/26/05

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BY CERTIFIED MAIL 7000 0600 0025 2914 2158
VIA FACSIMILE (212) 755-6660

April 26, 2005

Mr. Peter Christos, CEO
Adelphia Capital, LLC
545 Madison Avenue – 6th Floor
New York, NY 10022


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 2 2005
185

Dear Mr. Christos:

This acknowledges receipt of your 2004 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. The Oath or Affirmation page included with the 2004 Annual Audit Report is not signed.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T,* and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of each item listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 10, 2005. If you have any questions, please contact Ernesto Conte at 212-858-4126.

Sincerely,

As requested

Ernesto Conte
Associate Examiner

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ramona Lopez, Securities and Exchange Commission, NY Regional Office
John P. Comparato C.P.A., P.C., Certified Public Accountant